70l 5 44

1-31-02

02020538

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January, 2002

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is an English translation of an excerpt from a prospectus filed by Discount Investment Corporation Ltd. with the Israel Securities Authority, which describes the current business and material transactions of ECI Telecom Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: ______________________
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: January 2, 2002

ECI Telecom Ltd.

(a) As of the date of this report, Clal Industries holds, through a wholly owned subsidiary, approximately 16% of the issued and outstanding share capital of ECI Telecom Ltd. ("ECI"). Its holding is expected to reduce to 14% subject to the consummation of the private placement described below. ECI is a public Israeli company whose securities are traded on the NASDAQ.

On December 6, 2001, a private placement agreement was signed for 12.5% of the issued share capital of ECI, to a group of investors affiliated with the Dovrat family and the Ofer brothers (hereinafter collectively, "the Investors"). As consideration for the shares which will be issued to them, the Investors will pay ECI the sum of approximately $50 million. The investors deposited with a trustee, on December 21, 2001, half of the consideration amount, and will pay the balance at the time of the closing of the transaction.

Under the provisions of the agreement, the Investors will jointly receive the right to appoint 2 directors to the Board of Directors of ECI, one of whom shall be appointed vice-chair of the board. This right will continue, so long as the Investors continue to hold at least 10% of the share capital. Additionally, this right to appoint directors will expire after the Annual General Meeting of the company shareholders in the year 2005. Completion of this transaction is dependent on a number of conditions: approval of the Chief Scientist of the Ministry of Industry and Commerce and the Investment Center, approval of the general meeting of shareholders of ECI in order to amend the articles of association of the company, and an undertaken for the bank to amend the Facilities Agreement with ECI, described below. Under the agreement terms, the investors have undertaken not to dispose of their shares for a minimum one year period.

Additionally, on December 4, 2001, ECI announced that Mr. David Ball, previously the CEO of Nortel PLC, will be appointed to the post of Chair of the Board of Directors of ECI, replacing Mr. Jonathan Kolber. Mr. Jonathan Kolber will continue in his position as a director in ECI and will continue as Chair of the Executive Committee of ECI

(b) ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. ECI designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. ECI's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI's equipment sales in over 145 countries.

(c) In the framework of the Demerger plan which was approved by the Board of Directors of ECI in the month of November 2000, at which time it was decided to split up the divisions of ECI, ECI established in the month of January 2001, four separate subsidiary companies in addition to InnoWave which was set up before the merger between Tadiran Telecommunications and ECI. The Demerger plan was divided into two stages. During the first stage, assets, obligations, and business activities will be transferred to all the splitting companies (The "First Stage"). During the second stage of the Demerger plan the Board of Directors of ECI will consider the transfer of the holdings in one or more of their companies to the shareholders of ECI (the "Second Stage"). Until now, within the framework of the First Stage, the employees of the different divisions were transferred to each of the splitting companies with the goal being for them to act as agents of ECI within their fields of activity until such time as all of the operational assets will be transferred to them.

In addition, in the framework of the Demerger plan ECI intends to serve as a holding company and a service-provider for the demerged companies, granting management, and other services, including technology services to the demerged companies.

Implementation of the Second Stage of the demerger plan is subject to receiving all the necessary approvals required by law, including approval of the shareholders and creditors of ECI, as well as the approval of the tax authorities. The timing of the completion of the demerger is also subject to the conditions of the capital markets.

In the month of November 2000, ECI and the demerging companies submitted to the District Court of Tel Aviv-Jaffa a request to convene shareholders and creditors meetings of ECI for the purpose of the Demerger plan, to the extent necessary (the "Demerger Request").

As of the date of this report, ECI has received the tax authorities' approval for the Demerger plan and which grants a tax exemption in accordance with the provisions of Section 105 of the Income Tax Ordinance. As part of the Demerger plan, and in order to satisfy the relevant income tax rules, ECI requested from Clal Industries an undertaking not to sell shares of ECI, except for 10% of the holdings of Clal Industries in ECI as they were on December 31, 2000, for a period of two years from the date of the Demerger. As of the date of this report, Clal Industries has not provided ECI the aforementioned undertaking.

However, in accordance with a resolution of the Board of Directors on May 22, 2001, ECI submitted a request to the Court to strike-out the Demerger Request as of May 31, 2001, so that at this stage the Second Stage of the Demerger plan will not proceed and the holdings will not be transferred to the shareholders of ECI. The striking-out request was approved by the Court.

Below is a description of the activities of the five divisions:

1. **Inovia Telecoms Ltd. ("Inovia") – Access System**

   Formerly ECI Telecom's Access Solutions Division, Inovia's solutions for the multi-service access gateway market enhance the value of carriers' infrastructure to support communication methods. Suited for any network topology, Inovia's modular access gateway is the preferred solution for mass deployment by leading providers worldwide. Inovia's flagship solution is a high-density, high-end access gateway that handles thousands of subscriber lines of any type (ADSL/SDSL/VDSL/POTS/ISDN), with advanced functionalities including multi-level multicast, integrated voice gateway, FTTx and more.

2. **NGTS Ltd. ("NGTS") – Advanced Solutions for Telephony**

NGTS manufactures carrier-class packet telephony solutions. These solutions help telecommunications service providers in establishing the carrier-class new voice infrastructure necessary to provide toll quality, large scale, international and national, IP Telephony services (including transportation of voice, fax, and voice band data traffic). NGTS builds best of breed media gateways supporting various types of voice over IP protocols.

In addition to its packet telephony products, NGTS is also a participant in the DCME market of bandwidth optimization solutions, with more than 11,000 traffic compression systems installed in 140 countries.

3. **Enavis Networks Ltd. ("Enavis") – Transmission Systems**

Formerly known as the "Transmission Systems Division", Enavis develops, markets, and supplies flexible solutions for management of Bandwidth on a digital cross-connecting platform. Cross Connect enables companies to operate services using a variety of protocols and technologies, and in this way, to convert the bandwidth transferred through optical infrastructure, to profit yielding services.

Enavis supplies system management networks and manufactures advanced digital transmission systems for the integration of data and sound components, and other products.

4. **Lightscape Networks Ltd. ("Lightscape") – Optical Systems**

Provides intelligent, multi service optical networking solutions for Metropolitan and Regional optical communication markets worldwide. The optical networks are scalable and can be fully expanded and managed, which enables real-time uniform integration of services while taking into account the future development of the network in accordance with the changing service needs of telecom operators. Lightscape optical networks accommodate a variety of services, including, data, video and voice, by means of DWDM interfaces, SDH/Sonet (synchronized numerical hierarchy) or Gigabyte Ethernet.

Lightscape's products are based on advanced Optical and SDH/Sonet technologies. The flagship product of Lightscape is the XDM, a multi service optical system for optical networking based on a new product strategy of "Network Flattening. The XDM product enables clients to choose a base platform for simple applications at lower speeds and at a later stage, to expand it according to his/her needs, in a simple, efficient, and economical manner.

5. **InnoWave ECI Wireless Systems Ltd. ("InnoWave") – Wireless Communications**

InnoWave is a company that was set up by ECI before the demerger decision. It supplies a fixed wireless access system that is innovative, high quality, efficient, and inexpensive. The technology includes Narrowband and Broadband solutions which are developed specifically to answer the various needs of traditional telecom suppliers and competitive telecom access suppliers.

Among the additional activities of ECI, is a business unit called Integrated Network Solutions (INS), which specializes in assimilating integrated network solutions in the "TURN KEY" system.

In addition, ECI holds approximately 69.5% of the shares of ECtel Ltd. ("ECtel"), an Israeli company whose shares are traded on NASDAQ. ECtel develops and markets solutions that enable telecommunications service providers to monitor the quality of service over voice, data, cellular and VOIP networks; to detect and prevent telecommunications fraud, such as cellular fraud, calling card fraud and premium rate services fraud; and to enable billing mediation applications for traffic that is transported across networks of other service providers. The Company supplies to government clients complete solutions for communications monitoring.

(d) Below is a description of the "material" transactions involving ECI and its subsidiary companies beginning January 1, 1999:

(This reference concerns Clal Industries therefore, I think you can delete this section.)

1. In March 1999, a merger of Tadiran Telecommunications Ltd. into ECI was completed. With the completion of the merger, the shares of Tadiran Telecommunications Ltd. were cancelled and Tadiran Telecommunications Ltd. was eliminated without dissolution. In the framework of the merger, ECI allocated approximately 15% of its share capital to the shareholders of Tadiran Telecommunications Ltd. The merger was done in accordance with Section 103 of the Income Tax Ordinance and the sale of shares of ECI which are held by Clal Industries are subject to limitations, in accordance with Section 103 as noted. Koor Industries assigned to Clal Industries its right to sell up to 10% of its holdings in ECI during the period of the aforementioned limitations.

The cost of purchasing Tadiran Telecommunications Ltd. amounted to approximately $404 Million. This consideration was calculated based on the market price of the shares of ECI on the date of the initial publication of the merger agreement between ECI and Tadiran Telecommunication as stated above.

2. In October 1999, ECtel raised, in a public offering, approximately $43.2 Million, through an issuance and registration of shares on the NASDAQ. As a result of the issuance, the amount of holdings of ECI of the issued and outstanding share capital in ECtel decreased from 100% to 75% (ECI derived a capital profit in the sum of approximately $30 million from the stated issuance) and afterwards the amount of its holdings decreased to approximately 69.5% due to exercise of options by employees and owing to an issuance of shares to Telrad Networks Ltd. ("**Telrad**") as part of its NetEye deal (approximately 4.9% are held today by Telrad). See section 13 below for the description of NetEye deal.

3. In December 1999, a deal was completed, in which ECI swapped its rights in Telgate Ltd. (approximately 32%) for 692,220 shares of Terayon Communications Systems Inc. ("Terayon"), a public American company involved in Broadband communication, which comprised after the allocation, approximately 3% of the share capital of Terayon. As a result of this deal, ECI registered in the year 1999 a capital profit in the sum of approximately $25 Million. In the first quarter of 2000, ECI sold all of its shares in Terayon in exchange for a sum of approximately $65 Million. ECI had a capital gain in the sum of approximately $61.2 Million as a result of the sale.

4. On January 24, 2000, ECI (Inovia) won a bid from the French communications company "France Telecom" for the supply of ADSL solutions as part of its plan for the roll-out of ADSL infrastructure throughout Europe.

5. In April, 2000, ECI and a wholly-owned subsidiary acquired WavePacer, the sole business unit of Pulse Communication Inc. of Virginia, U.S.A., for approximately $63 Million. WavePacer develops ADSL systems for high-speed Internet applications. ECI wrote-off almost all of this investment in the first quarter of 2001.

6. In October 2000, ECI and InnoWave entered into an agreement with GVT Brazil, for the purchase of equipment and the granting of credit in the sum of $165 Million. The equipment will be transferred to GVT Brazil in accordance with the progress of sales under a long-term financing arrangement governed by the terms established in the agreement. The credit granted will be paid commencing from the end of the third year from the date of the signing of the agreement, over the course of four additional years, in biannual payments (termination of the payment will occur November 30, 2007). The interest rate established in the agreement varies based on specific performance indices set in the agreement (the foreseen interest rate varies between 13% in the initial years and 11% in the final years). In the framework of the agreement, ECI (and two international equipment suppliers) were given liens on GVT's communications network operating license, as well as additional securities such as shareholder guarantees and liens on receivables and contracts. GVT is also held by other companies in the IDB Holdings Group. This

deal constitutes approximately 45% of InnoWave's activities for 2001, and is expected to be completed in the second quarter of 2002.

Additionally, ECI invested a sum of approximately $27 Million in convertible debentures of the holding company of GVT. The debentures bear interest at a rate of 5% a year, which will be paid on the maturity date in November, 2003.

7. In June, 2000, InnoWave entered an agreement for the purchase of California-based, WinNet Metropolitan Communications System Inc., a Broadband wireless communication company, for approximately $40.5 Million. In 2001, ECI paid an additional sum of approximately $7 Million after WinNet met its targets in accordance with the agreement. ECI wrote-off almost all of this investment in the first quarter of 2001.

8. On August 22, 2000, ECI (Inovia) won a bid from Deutsche Telecom for the supply of its HiFocus XDSL-based HiFocus Broadband Access Solutions. The scope of the deal is estimated in excess of 100 million Euros. As of the issuance of this report, ECI has begun implementing the project.

9. On October 23, 2000, ECI (INS) was chosen by NTL Telecommunications to be head contractor and to manage a project of turnkey digital TV distribution Telecommunication networks in Australia, the first digital television network. The scope of the deal is estimated at approximately $140 Million Australian dollars. As of the issuance of this report, ECI has begun implementing the project.

11. In November, 2000, the Board of Directors of ECI adopted a plan for the merger of Inovia Telecoms Exports Ltd. ("**Exports**"), a wholly-owned subsidiary of ECI, into the company. The merger is subject to the receipt of all necessary regulatory approval required by law, including approvals of the tax authority for a tax exemption in accordance with the provisions of Section 103 of the Income Tax Ordinance.

    In December, 2000, ECI and Exports applied to the District Court of Tel Aviv-Jaffa for a request to convene a meeting of creditors of ECI and Exports in order to approve the merger. The court instructed ECI and Exports to convene the shareholders and creditors meetings. In February 2001 the shareholders of ECI approved the merger. On August 23, 2001, creditor meetings of ECI and Exports were held, which approved the merger, and in August, a written resolution of the shareholders of Export was accepted, approving the merger.

    On December 12, 2001, ECI and Exports filed with the Court, a request to approve the merger after the above mentioned approvals are obtained. In accordance with the decision of the Court on October 17, 2001, a copy of the request for approval of the merger was filed to the representatives of the Pensioners of Tadiran Telecommunications, and to the Worker's Committee of Techtal Electronics Ltd. (who in the past opposed the merger), in order to obtain their position, before the issuance by the Court of a decision for approving the merger. For a description of the suit by the Pensioners of Tadiran Telecommunications Ltd. and the Worker's Committee of Techtal Electronics Ltd., see section (e) below.

12. On April 4, 2001, ECI (Lightscape) signed a contract with Globe Telecom, a Philippines-based company, that will buy communication equipment worth $20 Million.

13. In August, 2001, ECtel signed an agreement with Telrad for the purchase of its wholly-owned subsidiary Telrad Hawk NET-I Ltd.("NetEye"), which has developed the Hawk-Eye line of products, a fraud management solution for IP and Next Generation Networks (the "NetEye Deal"). According to the management of Ectel, the acquisition will allow ECtel to provide telecommunications service providers a comprehensive solution for IP technology and NGN and will accelerate ECtel's efforts to extend its leadership into these growing markets. The consideration paid for this deal by ECtel is 850,000 ordinary shares of ECtel and options to purchase an additional 1 million ordinary shares of ECtel at an exercise price of $24 per share, and 250,000 ordinary shares at an exercise price of $28 per share. The deal was completed on October 1, 2001.

14. On November 8, 2001, ECI completed the sale of its Business Systems Division to a group of investors for $12.5 Million. The Business Systems Division of ECI develops and manufactures IP-enabled PBX Systems for businesses and organizations, as well as response stations for companies and business located in Israel. According to the agreement, all the assets and the undertakings which belong to the Business Systems Division will be transferred, including undertakings in the sum of $27.5 Million, related to employee retirement agreements-- an amount which will constitute a safety net for the employees until the year 2012.

15. On November 19, 2001, ECI signed an agreement with EDS Israel Company for the outsourcing of services. The value of the agreement is approximately $80 Million over the course of 5 years. In the framework of the agreement, EDS Israel will take over all the activities of ECI IT, which is responsible for the development and operation of the entire information array in ECI. Under the agreement, EDS Israel will operate the IT group of ECI and will supply all IT maintenance, support, and development in the future.

(e) In February, 2001, pensioners of Tadiran Telecommunications Ltd. and the Workers Committee of Techtal Electronics Ltd. requested a court injunction preventing ECI and Exports from carrying out the Demerger plan and the Merger between ECI and Exports, until the convening of the ECI creditors meeting. They also sought a court order requiring ECI to refrain from transferring assets, activities, rights, benefits, undertakings, and employees from ECI to the demerging companies prior to the convening of the aforementioned creditors meetings. In February and March, 2001, ECI, Exports and the demerging companies submitted their responses to the requests. It was further requested, that ECI transfer all substantive information regarding the Demerger plan and Merger plan.

In the stated answers ECI, Exports, and the demerging companies made it clear, that ECI did not transfer assets to the demerging companies but began to prepare for the performance of the demerger so that when a demerger order would be received from the District Court of Tel Aviv-Jaffa (and this would enter into force with the fulfillment of the other conditions which are necessary for the purpose of performance of the demerger), performance of the demerger would be possible with retroactive force from December 31, 2000, (as was requested of them by the Court). In the framework of this preparation, it was clarified that the activities of the demerging companies were indeed registered in a separate manner and they began to enter agreements with other suppliers and third parties, yet, without irreversible facts having been established, both factually and legally, the demerging companies are acting in the nature of a proxy of ECI and in the doctrine of "arm's length" separation. Thus, if the demerger will not be approved or will be cancelled, the rights and obligations which stem from these engagements will be considered as if they were ECI's from the beginning. ECI, Exports, and the demerging companies further argued, that the requestors are not entitled to receive additional information which is requested by them beyond the information that ECI, Exports and the demerging companies announced to the courts that they intend to make available for study by the creditors.

On May 31, 2001, ECI submitted a request to strike out the demerging request which was filed on the basis decided by the Board of Directors of ECI, on May 22, 2001, that the Demerger plan would not be performed at this stage and the holdings in the demerging companies would not be transferred to the shareholders of ECI. ECI further requested that under these circumstances the discussion which was set for June 3, 2001, would be cancelled (the "**Striking Out Request**"). The court acquiesced to this request.

On June 28, 2001, pensioners of Tadiran Communication and employees of Techtal submitted a request to nullify the ruling of the Court on the Striking Out Request (the "**Request for Nullifying the Decision**"). In the request for Nullifying of the Decision, it was argued, that it should be cancelled due to the fact that the requestors were not granted the opportunity to respond to the Striking Out Request; that in any event there is room for hearing their position on the issue of the merger request; and also that the Demerger plan in its current format (that is, demerging to subsidiary companies), requires approval of the creditors.

On September 2, 2001, ECI submitted its response to the Request for Nullifying the Decision. In this response ECI argued, that the purpose of the Request for Nullifying the Decision is to place pressure on ECI with the goal of improving the situation of those filing requests and to change their status from unsecured creditors to secured creditors; that the requestors cannot force ECI to leave the demerging request as it is once it has chosen to strike it down; that as regards the Merger, creditors assemblies were convened in which the Merger was approved unanimously; and that performance of reorganization does not require the approval of a creditors meeting either according to the law, or according to the customary practice or according to financial logic; and that even if there was substance to the requestors arguments, it was not fitting to submit the request as part of the demerging and merging requests but as an independent request which obligating the payment of court fees and guarantees for insuring expenses if there are damages awarded, in the event of liability.

On October 17, 2001, subsequent to a discussion of the Request for Nullifying the Decision, the Court accepted the position of ECI that it is not possible to force it to keep the demerging request as it was. The Court permitted the requestors to submit their responses to the request for the approval of the merger within 14 days from the date on which it was submitted.

On December 12, 2001, ECI and Exports filed with the Court, a request to approve the merger as described above in paragraph (d)12. In accordance with the decision of the Court on October 17, 2001, a copy of the request for approval of the merger was filed to the representatives of the Pensioners of Tadiran Telecommunications, and to the Worker's Committee of Techtal Electronics Ltd., in order to obtain their position, before the issuance by the Court of a decision for approving the merger.

(f) In February, 2001, ECI and the demerging companies entered into a loan agreement with two Israeli Banks granting credit in the sum of $300 Million bearing interest at the LIBOR plus an additional 0.8% . The loan will be repaid in 15 quarterly payments, starting from the month of June 2002. As security for the receipt of the credit ECI registered liens on its holdings in ECtel and Lightscape, a lien on land under its ownership and on land which is under the ownership of Exports, and a floating lien on the assets of Inovia. In addition, ECI undertook to meet certain covenants in connection with the negative pledge that was granted to the banks. As of the date of this report, ECI borrowed approximately $250 Million of the stated amount.

As a condition for the banks to continue making the credit available, ECI undertook to meet, beginning from the third quarter of 2001, specific financial targets. In the third quarter of 2001, ECI does not meet a portion of its financial targets. In view of the above, ECI is conducting regular meetings with the banks to negotiate a change of the lien conditions and its undertakings in order that it be capable of satisfying them.

(g) ECI is liable for the payment of royalties to the Government of Israel (the "**Government**") for the sale of products which were developed with grants from the Government. The royalties are calculated at rates of 3%-5% on recognized sales, and an aggregate amount not to exceed the sum of the grants received. As of December 31, 2000, this obligation, if applicable sales occur, is estimated by the management of ECI to stand at approximately $150 Million.

(h) ECI recorded in 2000, a net loss in the amount of approximately $91 Million in comparison to a net profit of approximately $103 Million in 1999. The stated financial results, prepared in accordance with U.S. accounting principles, stem from a decline in gross profitability of approximately $144 Million; an increase in expenses and net research and development of approximately $22.5 Million; and an increase in management and general sales expenses of approximately $23 Million. Likewise, the stated financial expenses stem from events which are one-time in nature, such as: a reevaluation of assets, the demerger process and the reorganization, and also a change in the accounting policy (timing of the recognition of income – implementing provisions of SAB-101, an American accounting standard). ECI recorded in the third quarter of 2001, a net loss in the sum of $76.8 Million, compared to a net profit of $6.5 Million in the third quarter of 2000.

(i) During the nine month period which ended on September 30, 2001, the management of ECI decided, in view of the global decline in demand for telecom products and for its products in general, to update and minimize in a significant manner its sales forecast for the ensuing year, based on evaluations and updated business plans which the management of the new companies decided. Following this it was decided to proceed with significant cut-backs including, *inter alia*, the termination of approximately 1000 employees (in addition to 365 employees who were terminated in December, 2000), and the cessation of the manufacture and marketing of various products, including withdrawal from specific geographic sales areas.

Likewise, reduction of value of inventory, according to the updated budget of activities from the first quarter of 2001, and the cessation of the manufacture and the marketing, as stated above, was recorded during the course of 2001, a reserve for the decline of the value of the inventory for a sum of $95 Million which reflects, according to the assessment of the management of ECI, the amount of the aforementioned reserve, and the reduction of the inventory balance to an amount which is marketable.

In addition, ECI reported on a decline in the value of its assets and on the expenses of reorganization during the course of the second quarter of the year 2000, as a result of the acquiring of two companies in the United States, WinNet Metropolitan Communication System Inc., which operates in the field of wireless communication and WavePacer DSL division, which develops field access products, for a sum of approximately $110 Million. In view of substantive changes which occurred in the global communications market and their projected impact on ECI, ECI decided to discontinue the aforementioned development activities, for which purpose they were originally acquired. In accordance with this the following reserves were included in the financial reports for the first quarter of the year 2001: A reserve for the decline of goodwill and other intangible assets that stem from the aforementioned acquisitions for a sum of approximately $67.4 Million (included in the framework of "Decline of Asset Value") which reflects, according to the assessment of the management of ECI, the amounts of the assets which are not marketable. In establishing the reserves, the management made its calculation based on its assessment of the foreseeable cash flow which can be achieved as stated in SFAS-120. In addition, there was included a reserve for a decline in value in the sum of $4.5 Million for fixed assets which serve the discontinued activities.

A sum of approximately $6 Million which reflects, according to the assessment of the Company, the expenses connected with the cessation of activities.

Following significant consideration of Enavis's marketplace and its influence on the results of Enavis's activities reflected, *inter alia*, in the decline of quarterly sales by approximately one-half compared to sales in previous quarters, and in light of ECI management's review of the forecast of currently foreseen cash flow from Enavis in the future (as permitted by SFAS-121), a reserve for the decline of goodwill in the sum of approximately $44 Million was included in the financial reports in the third quarter of 2001.

In the financial reports for the period of nine months which ended on September 30, 2001, additional reserves were included for the decline in value of other intangible and fixed assets in the sum of approximately $16.7 Million (of which $2.8 Million are in the third quarter) and for expenses which are connected to the demerger of the company in the sum of $10.2 Million (of which $1.5 Million are in the third quarter).

(j) For a description of the legal proceedings against ECI see chapter A Section 7.1.

(k) As of the date of this report, there are approximately 4,300 workers employed in ECI and its subsidiary companies, of which there are approximately 3,500 employees in Israel.

8259/3001/140/structure of companies

[See separate email for description.]